# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARS PHARMACEUTICALS, INC., CIK 0001671858
CUSIP: 82835W108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11682 EL CAMINO REAL, SUITE 120, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 09/29/2025
Amends the filing with accession number 0001104659-23-097323
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,940,977; sole dispositive power 0; shared dispositive power 10,940,977; aggregate amount beneficially owned 10,940,977 (11.1% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 10,940,977; sole dispositive power 0; shared dispositive power 10,940,977; aggregate amount beneficially owned 10,940,977 (11.1% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 10,940,977; sole dispositive power 0; shared dispositive power 10,940,977; aggregate amount beneficially owned 10,940,977 (11.1% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 9,958,073; sole dispositive power 0; shared dispositive power 9,958,073; aggregate amount beneficially owned 9,958,073 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ARS PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 11682 EL CAMINO REAL, SUITE 120, SAN DIEGO, California (CA), 92130
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 31, 2023, as amended on September 25, 2023 and March 29, 2024 (as amended, the "Statement") by the Reporting Persons. This Amendment No. 3 is being filed to report the Credit Agreement (as defined herein) and not as a result of any acquisition or disposition of equity securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"), who are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act"), is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 9,958,073 shares of common stock held directly by the Fund; (ii) 902,904 shares of common stock held by RA Capital Nexus Fund II, L.P. (the "Nexus Fund II"); and (iii) a total of 80,000 shares underlying vested stock options (right to buy) held by Dr. Kolchinsky for the benefit of RA Capital.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by the Fund or the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's and the Nexus Fund II's portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund and the Nexus Fund II have divested themselves of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days' notice, the Fund and the Nexus Fund II disclaim beneficial ownership of the securities they hold for purposes of Section 13(d) of the Act and therefore disclaim any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Nexus Fund II. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On September 29, 2025, the Issuer and certain direct and indirect subsidiaries of the Issuer who may become a party thereto from time to time, as guarantors (the "Guarantors"), and ARS Pharmaceuticals Operations, Inc., a wholly owned subsidiary of the Issuer, as the borrower (the "Borrower" and, collectively with the Guarantors, the "Credit Parties"), entered into a credit agreement (the "Credit Agreement") with RA Capital Agency Services, LLC (as the "Administrative Agent" and as the "Collateral Agent"), and affiliates of OMERS Administration Corporation and RA Capital, as lenders, and such other lenders from time to time party thereto (the "Lenders"), providing for up to $250.0 million of term loans from the Lenders to the Borrower (the "Term Loans"). The proceeds of the Term Loans will be used to (i) fund research, development and other product development and commercialization activities of the Company's products and (ii) for other general corporate purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 98,826,337 shares of common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2025, and giving effect to stock options to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

Pursuant to the terms of the Credit Agreement, the Term Loans may be advanced in four tranches. The first tranche (the "Term A Loan") was advanced in the principal amount of $100.0 million on September 29, 2025 ("Closing Date"). The second tranche (the "Term B Loan") in a principal amount of $25.0 million may be advanced at the Borrower's election during the period commencing on the six-month anniversary of the Closing Date and ending no later than the one-year anniversary of the Closing Date, subject to customary conditions. The third tranche (the "Term C Loan") in a principal amount of $25.0 million may be advanced at the Borrower's election during the period commencing on and including the Closing Date and ending no later than the two-year anniversary of the Closing Date, subject to achieving trailing 12-month ("TTM") net revenues for neffy of at least $100.0 million and customary conditions. The fourth tranche (the "Term D Loan") of up to $100.0 million is uncommitted and may be advanced at the Borrower's election, subject to the consent of all of the Lenders who agree to provide the Term D Loan and customary conditions. The Term Loans will mature on the five-year anniversary of the Closing Date ("Maturity Date"). In connection with entering into the Credit Agreement and drawing the Term A Loan, the Credit Parties entered into a security agreement and pledge agreement and delivered other customary deliverables.

The Term Loans will initially bear interest at a per annum rate of 5.50% plus the greater of (i) three-month forward-looking term SOFR or (ii) 3.00%, which interest rate may be reduced by 25 to 50 basis points based on achieving certain TTM net revenues milestones. At Borrower's election and subject to certain conditions, 100% of accrued interest in the first two years and 50% of accrued interest in the last three years may be paid-in-kind, in which case the applicable interest rate for the Term Loans shall increase by 1.00% per annum for the portion of such Term Loans that is paid-in-kind. The Borrower will pay certain fees with respect to the Term Loans, including an upfront fee, an administration fee, a repayment premium and an exit fee, as well as certain other fees and expenses of the Administrative Agent and the Lenders.

The obligations of the Borrower under the Credit Agreement are guaranteed on a full and unconditional basis by the Company and the Guarantors and are secured by substantially all of the respective Credit Parties' tangible and intangible assets and property, including intellectual property, subject to certain exceptions.

The Credit Agreement includes representations and warranties, affirmative covenants (including reporting obligations), negative covenants (including restrictions on making certain investments, incurring additional indebtedness, granting liens, disposing of assets, making certain payments (e.g., dividends), prepayments of other indebtedness, and failing to maintain a minimum liquidity threshold) and events of default that are usual and customary for facilities of this type, in each case, subject to certain permitted exceptions as set forth therein.

The foregoing summary of the Credit Agreement is not complete and is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D/A filed with the SEC on March 29, 2024).

Exhibit 99.2 Credit Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-39756), filed on September 29, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (10/01/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (10/01/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (10/01/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (10/01/2025)